March 2, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington D.C. 20549

Re:	Limited Brands, Inc.

Form 10-K

Filed March 27, 2009

File No. 001-08344

Dear Mr. Reynolds:

We are in receipt of your letter dated January 28, 2010, regarding Limited Brands, Inc.’s March 27, 2009, 10-K filing. Please be advised that, as you requested, we will file the missing exhibits with our next periodic report, and will file complete exhibits in all future filings, as applicable.

Also, as requested, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/ Stuart Burgdoerfer
Stuart Burgdoerfer
Executive Vice President and Chief Financial Officer

cc:	Mr. Jay Williamson
Mr. Jim Lopez